Exhibit 99.1

Jupai Reports Third Quarter 2015 Results

SHANGHAI, CHINA —November 19, 2015 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2015.

THIRD QUARTER AND FIRST NINE MONTHS 2015 FINANCIAL HIGHLIGHTS

•                                          Net revenues in the third quarter of 2015 were $30.7 million, a 202.1% increase from $10.2 million for the corresponding period in 2014. For the first nine months of 2015, net revenues were $61.4 million, an increase of 125.0% from $27.3 million for the same period in 2014.

($‘000, except percentages)	Q3 2014	Q3 2014%	Q3 2015	Q3 2015%	YoY Change
One-time commissions	8,843	87.0%	17,164	55.9%	94.1%
Recurring management fee	821	8.1%	4,929	16.1%	500.6%
Recurring service fees	497	4.9%	8,606	28.0%	1632.1%

Total net revenues	10,161	100.0%	30,699	100.0%	202.1%

($ ‘000, except percentages)	Nine Months of 2014	Nine Months of 2014%	Nine Months of 2015	Nine Months of 2015%	YoY Change
One-time commissions	25,458	93.3%	36,749	59.8%	44.3%
Recurring management fee	1,101	4.0%	11,433	18.6%	938.4%
Recurring service fees	750	2.7%	13,255	21.6%	1667.0%

Total net revenues	27,309	100.0%	61,437	100.0%	125.0%

•                                          Income from operations in the third quarter of 2015 was $10.7 million, a 174.4% increase from $3.9 million for the corresponding period in 2014. For the first nine months of 2015, income from operations was $24.3 million, an increase of 85.8% from $13.1 million for the same period in 2014.

•                                          Net income attributable to ordinary shareholders in the third quarter of 2015 was $7.5 million, a 102.0% increase from $3.7 million for the corresponding period in 2014. For the first nine months of 2015, net income attributable to ordinary shareholders was $18.4 million, an increase of 172.5% from $6.8 million for the same period in 2014.

•                                          Non-GAAP1 net income attributable to ordinary shareholders in the third quarter of 2015 was $8.5 million, a 115.3% increase from $4.0 million for the corresponding period in 2014. For the first nine months of 2015, non-GAAP net income attributable to ordinary shareholders was $20.3 million, an increase of 190.3% from $7.0 million for the same period in 2014.

(1)             Jupai’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets resulting from business acquisitions.

THIRD QUARTER AND FIRST NINE MONTHS 2015 OPERATIONAL UPDATES

•                                          Total number of active clients2 during the third quarter of 2015 was 2,077, a 23.4% increase from 1,683 for the corresponding period in 2014.

•                                          Aggregate value of wealth management products distributed by the Company during the third quarter of 2015 was $1,273million, an 86.7% increase from $682 million for the corresponding period in 2014.

	Three months ended
Product type	September 30, 2014		September 30, 2015
	(USD in millions, except percentages)
Fixed income products	520	76%	815	64%
Private equity products	15	2%	314	25%
Secondary market equity fund products	147	22%	69	5%
Other products	—	—	75	6%

All products	682	100%	1,273	100%

•                                          Jupai’s coverage network as of September 30, 2015 included 47 client centers covering 26 cities, up from 42 and 22 client centers covering 23 and 13 cities, as of June 30, 2015 and September 30, 2014, respectively.

•                                          Total assets under management3 as of September 30, 2015 were $1,543 million, a 374% increase from September 30, 2014 and an 84% increase from June 30, 2015.

“We are pleased to announce solid results for the third quarter of 2015, with revenue growth of over 200% year-over-year,”said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “Jupai has benefited from volatilities in China’s stock market since June this year, as many of China’s high-net-worth individuals shifted their investment focus from equities to fixed-income products. Backed by our expertise in the real estate industry, Jupai is a leader in offering clients a wide range of fixed-income products and equity investment products based on real estate projects. In addition, we are constantly improving Jupai’s in-house development capabilities in order to offer investors a diversified range of financial products, including fixed income, private equity and alternative investment products.”

Mr. Ni continued, “Leveraging our strategic relationship with E-House, our largest shareholder, we continue to benefit from significant operational synergies including rapidly expanding business relationships with leading real estate developers. We look forward to providing innovative one-stop solutions to more leading real estate developers in China through leveraging expertise and resources from both companies.”

Mr. Tianxiang Hu, Juapi’s co-chairman and executive chairman of the board commented, “As China’s internet penetration rate continues to rise, we believe that internet finance will become an important driver of Jupai’s future business development. We will continue to closely monitor the rapid development of China’s internet finance industry and identify suitable investment targets to further broaden Jupai’s presence in this emerging sector.”

Ms. Min Liu, Jupai’s chief financial officer, said, “In the third quarter, Jupai’s business continued to experience rapid growth. Our revenue and net income grew substantially year-over-year, bolstered by our successful initial public offering on the New York Stock Exchange, which further strengthened Jupai’s brand image and company profile among Chinese investors.”

(2)             “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

3 “assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

THIRD QUARTER AND FIRST NINE MONTHS 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2015 were $30.7 million, a 202.1% increase from $10.2 million for the corresponding period in 2014, primarily due to increases in one-time commission. Net revenues were $61.4 million for the first nine months of 2015, an increase of 125.0% from $27.3 million for the same period in 2014.

•                                          Net revenues from one-time commissions for the third quarter of 2015 were $17.2 million, a 94.1% increase from $8.8 million for the corresponding period in 2014, primarily as a result of an increase in the number of active clients as the Company opened new client centers and expanded existing ones. For the first nine months of 2015, net revenues from one-time commissions were $36.7 million, an increase of 44.3% from $25.5 million for the same period in 2014.

•                                          Net revenues from recurring management fees for the third quarter of 2015 were $4.9 million, a 500.6% increase from $0.8 million for the corresponding period in 2014, primarily attributable to the increase in the amount of assets under management as compared with the same period in 2014. For the first nine months of 2015, net revenues from recurring management fees were $11.4 million, a significant increase from $1.1 million for the same period in 2014. $2.6 million and nil carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2015 and the same period in 2014, respectively.

•                                          Net revenues from recurring service fees for the third quarter of 2015 were $8.6 million, a significant increase from $0.5 million for the corresponding period in 2014, primarily because the Company provided ongoing services to providers of more products and recognized $6.3 million variable performance fees in the three months ended September 30, 2015. The Company did not recognize variable performance fees in the same period in 2014. For the first nine months of 2015, net revenues from recurring service fees were $13.3 million, a significant increase from $0.8 million for the same period in 2014.

Operating costs and expenses

Operating costs and expenses for the third quarter of 2015 were $20.0 million, an increase of 219.4% from $6.3 million for the corresponding period in 2014. For the first nine months of 2015, operating costs and expenses were $37.1 million, an increase of 161.0% from $14.2 million for the same period in 2014.

•                                          Cost of revenues for the third quarter of 2015 was $13.7 million, an increase of 301.5% from $3.4 million for the corresponding period of 2014, primarily due to a combination of an increase in the number of wealth management advisors and client managers and the average compensation paid to them. For the first nine months of 2015, cost of revenues was $22.5 million, an increase of 189.2% from $7.8 million for the same period in 2014.

•                                          Selling expenses for the third quarter of 2015 were $3.7 million, a 135.2% increase from $1.6 million for the corresponding period in 2014, primarily due to increased marketing, advertising and brand promotion expenses. For the first nine months of 2015, selling expenses were $7.7 million, an increase of 102.9% from $3.8 million for the same period in 2014.

•                                          G&A expenses for the third quarter of 2015 were $4.6 million, a 204.5% increase from $1.5 million for the corresponding period in 2014. This increase was primarily due to increased compensation paid to managerial and administrative personnel as well as increased rental and office supply expenses. For the first nine months of 2015, G&A expenses were $9.3 million, an increase of 120.0% from $4.3 million for the same period in 2014.

•                                          Other operating income - Government subsidies. The Company received $1.9 million government subsidies in the third quarter of 2015, an increase of 845.8% from $0.2 million for the corresponding period in 2014. For the first nine months of 2015, other operating income was $2.4 million, an increase of 51.0% from $1.6 million for the same period in 2014.

Operating margin for the third quarter of 2015 was 34.9%, compared to 38.4% for the corresponding period in 2014. The decrease was mainly because of increased compensation cost and marketing expenses compared with the corresponding period in 2014. For the first nine months of 2015, operating margin was 39.6%, compared to 48.0% for the corresponding period in 2014.

Income tax expenses for the third quarter of 2015 were $3.1 million, a 132.0% increase from $1.3 million for the corresponding period in 2014. The increase was primarily due to an increase in taxable income. For the first nine months of 2015, income tax expenses were $7.3 million, an increase of 89.7% from $3.8 million for the same period in 2014.

Net Income

•                                                    Net Income

•                                          Net income attributable to ordinary shareholders for the third quarter of 2015 was $7.5 million, a 102.0% increase from $3.7 million for the corresponding period in 2014. For the first nine months of 2015, net income attributable to ordinary shareholders was $18.4 million, an increase of 172.5% from $6.8 million for the same period in 2014.

•                                          Net margin for the third quarter of 2015 was 24.4%, as compared to 36.5% for the corresponding period in 2014. For the first nine months of 2015, net margin was 30.0%, compared to 24.8% for the corresponding period in 2014.

•                                          Net income attributable to ordinary shareholders per basic and diluted ADS for the third quarter of 2015 was $0.27 and $0.26, respectively, as compared to $0.19 and $0.19, respectively, for the corresponding period in 2014. For the first nine months of 2015, net income per basic and diluted ADS was $0.83 and $0.79, respectively, as compared to $0.37 and $0.37, respectively, for the same period in 2014.

•                                                    Non-GAAP Net Income Attributable to Ordinary Shareholders

•                                          Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2015 was $8.5 million, a 115.3% increase from $4.0 million for the corresponding period in 2014.

•                                          Non-GAAP net margin for the third quarter of 2015 was 27.7%, as compared to 38.9% for the corresponding period in 2014.

•                                          Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the third quarter of 2015 was $0.30, as compared to $0.21 for the corresponding period in 2014.

Balance Sheet and Cash Flow

As of September 30, 2015, the Company had $109.5 million in cash and cash equivalents, compared to $31.6 million as of December 31, 2014.

Net cash provided by operating activities during the third quarter of 2015 was $22.8 million.

Net cash used in investing activities during the third quarter of 2015 was $2.6 million.

Net cash provided by financing activities during the third quarter of 2015 was $46.2 million.

Business Outlook

The Company estimates that its revenues for the fourth quarter of 2015 will be in the range of $30 million to $32 million, an increase of 156.4% to 173.5% compared to the same quarter in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on November 19, 2015 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is: 1981317

A replay of the conference call may be accessed by phone at the following numbers until, November 27, 2015:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Passcode:	1981317

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Michelle Yuan
Deputy CFO & Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6859 5055
Email: michelle.yuan@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (21) 6230 5097
Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars)

	As of
	December 31, 2014	September 30, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	31,557,233	109,453,061
Short-term investments	10,661,372	10,163,843
Short-term entrusted investments	2,215,083	1,096,107
Accounts receivable	793,037	1,693,471
Other receivables	2,121,264	5,159,533
Amounts due from related parties	2,389,925	7,034,960
Customer borrowings	549,856	—
Deferred tax assets — current	2,595,112	2,949,962
Other current assets	656,838	1,173,066

Total current assets	53,539,720	138,724,003
Long-term investments	8,727,495	8,454,103
Long-term entrusted investments	1,068,496	—
Investment in affiliates	2,284,687	11,386,360
Property and equipment, net	1,359,615	2,207,084
Intangible assets	—	9,125,064
Goodwill	—	38,733,807
Long-term prepayment	212,453	—
Deferred tax assets — non-current	121,397	116,774

Total Assets	67,313,863	208,747,195

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	2,247,414	10,386,562
Income tax payable	4,800,181	7,446,591
Other tax payable	1,596,511	3,711,555
Dividend payable	—	1,179,004
Deferred revenue from related parties	5,287,903	7,871,141
Deferred revenues	3,462,149	7,642,292
Other current liabilities	2,070,081	1,710,304

Total current liabilities	19,464,239	39,947,449
Deferred revenue — non-current from related parties	131,855	2,440,501
Deferred revenue — non-current	353,739	342,904
Non-current uncertain tax position liabilities	785,372	822,255
Deferred tax liabilities— non-current	—	2,281,266

Total Liabilities	20,735,205	45,834,375
Mezzanine Equity	38,294,634	—
Equity	8,284,024	162,912,820

Total Liabilities, Mezzanine Equity and Total Shareholders’ Equity	67,313,863	208,747,195

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	$	$	$	$
Revenues
Third party revenues	9,546,454	18,313,225	26,485,226	29,928,228
Related party revenues	647,284	12,667,588	928,828	31,999,514
Total revenues	10,193,738	30,980,813	27,414,054	61,927,742
Business taxes and related surcharges	(32,420)	(281,631)	(105,373)	(490,255)

Net revenues	10,161,318	30,699,182	27,308,681	61,437,487

Operating costs and expenses:
Cost of revenues	(3,404,724)	(13,669,545)	(7,763,397)	(22,450,720)
Selling expenses	(1,562,086)	(3,674,043)	(3,809,179)	(7,728,987)
General and administrative expenses	(1,495,433)	(4,553,543)	(4,250,282)	(9,348,957)
Other operating income — government subsidy	200,615	1,897,464	1,613,496	2,436,124

Total operating cost and expenses	(6,261,628)	(19,999,667)	(14,209,362)	(37,092,540)

Income from operations	3,899,690	10,699,515	13,099,319	24,344,947

Gain from deconsolidation of subsidiaries	102,089	—	102,089	—
Interest income	135,279	18,132	151,393	376,341
Investment income	790,487	349,664	1,395,942	2,248,193
Interest expense	(41)	—	(14,961)	—
Other income	—	410,452	—	410,452

Total other income	1,027,814	778,248	1,634,463	3,034,986

Income before taxes and loss from equity in affiliates	4,927,504	11,477,763	14,733,782	27,379,933
Income tax expense	(1,341,605)	(3,111,934)	(3,845,516)	(7,294,289)
Income(loss)from equity in affiliates	78,015	(362,800)	78,015	25,353

Net income	3,663,914	8,003,029	10,966,281	20,110,997
Net income attributable to non-controlling interests	42,858	(516,175)	(2,442)	(1,692,794)

Net income attributable to Jupai shareholders	3,706,772	7,486,854	10,963,839	18,418,203
Deemed dividend on Series B convertible redeemable preferred shares	—	—	(4,204,901)	—
Net income attributable to ordinary shareholders	3,706,772	7,486,854	6,758,938	18,418,203

Net income per ADS:
Basic	0.19	0.27	0.37	0.83
Diluted	0.19	0.26	0.37	0.79
Weighted average number of shares used in computation:
Basic	74,163,320	152,696,155	85,756,702	92,063,691
Diluted	117,135,207	159,938,813	110,415,777	97,081,779

[1]     Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents six ordinary shares.

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	$	$	$	$
Net income	3,663,914	8,003,029	10,966,281	20,110,997
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	(18,175)	64,627	147,711	298,220
Disposal of available-for-sale investment	—	(4,917)	—	(48,205)
Change in cumulative foreign currency translation adjustment	88,653	(2,591,094)	(129,949)	(2,744,895)
Other comprehensive income(loss)	70,478	(2,531,384)	17,762	(2,494,880)

Comprehensive income	3,734,392	5,471,645	10,984,043	17,616,117
Less: Comprehensive income(loss) attributable to non-controlling interests	(19,388)	443,631	25,165	1,611,401

Comprehensive income attributable to Jupai shareholders	3,753,780	5,028,014	10,958,878	16,004,716

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	$	$	$	$
Net margin	36.5%	24.4%	24.8%	30.0%
Adjusted net margin (non-GAAP)*	38.9%	27.7%	25.7%	33.1%
Net income	3,706,772	7,486,854	6,758,938	18,418,203
Adjustment for share-based compensation	249,378	597,524	249,378	1,491,057
Adjustment for amortization of intangible assets related to acquisition	—	433,152	—	433,152
Adjusted net income attributable to ordinary shares(non-GAAP)*	3,956,150	8,517,530	7,008,316	20,342,412
Net income attributable to ordinary shares per ADS, diluted	0.19	0.26	0.37	0.79

Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)*	0.21	0.30	0.38	0.87

Weighted average number of shares used in computation:
Diluted	117,135,207	159,938,813	110,415,777	97,081,779